Northern Lights Fund Trust III

17605 Wright Street

Omaha, NE 68130

August 10, 2015

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Northern Lights Fund Trust III (CIK No. 0001537140, File Nos. 333- 178833; 811-22655) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust III (the “Trust”) has determined that the Post-Effective Amendment filed pursuant to Rule 485(b) on its behalf on August 7, 2015 (SEC accession number 0001580642-15-003363) (the "Amendment") was filed in error because it was filed only under the Securities Act of 1933 rather than under both the Securities Act of 1933 and the Investment Company Act of 1940, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. The Trust intends to promptly resubmit the contents of the Amendment in a post-effective amendment pursuant to Rule 485(b) that will be filed under both the Securities Act of 1933 and the Investment Company Act of 1940. Please direct any questions concerning this letter to me at (631) 470-2688 or Parker Bridgeport at Thompson Hine LLP, counsel to the Trust at (614) 469-3238.

Very truly yours,

/s/ Eric Kane

Eric Kane Esq.

Secretary,

Northern Lights Fund Trust III